SIDLEY AUSTIN LLP 787 Seventh Avenue New York, New NY 10019 +1 212 839 5300 +1 212 839 5599 AMERICA ● ASIA PACIFIC ● EUROPE

June 7, 2023

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeanne Bennett Brian Cascio Jessica Ansart Lauren Nguyen

Re:	Denali SPAC Holdco, Inc. Registration Statement on Form S-4 Filed March 29, 2023 File No. 333-270917

Ladies and Gentlemen:

On May 31, 2023, Denali SPAC Holdco, Inc. (the “Company”), filed Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 25, 2023 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type. Concurrently with the filing of Amendment No. 1, a letter responding to the comments contained in the Letter was inadvertently transmitted to the Staff under an incorrect CIK number. We are hereby re-submitting this letter solely for the purpose of filing under the Company's correct CIK number. Our responses included in this letter remain unchanged.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 1, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

U.S. Securities and Exchange Commission

June 7, 2023

Registration Statement on Form S-4

Questions and Answers
Q: Is the completion of the Merger subject to any conditions?, page xv

1.	Please identify the closing conditions that are subject to waiver here and in your disclosure on page 5. Please also revise your risk factor on page 38, as applicable, to address material risks that are subject to waiver.

Response: The Company acknowledges the Staff’s comment and has made changes on pages xvi and 6 of Amendment No. 1. The Company also respectfully directs the Staff’s attention to the risk factor on pages 31 and 32 of Amendment No. 1, which addresses the material risks that are subject to waiver and advises the Staff that it has deleted the risk factor on page 38 of the Registration Statement as it is duplicative of such risk factor.

Q: What are the material U.S. federal income tax consequences as a result of the Business Combination?, page xvi

2.	We note your disclosure here as well as elsewhere throughout the registration statement such as on page 165 that counsel is unable to provide an opinion regarding the treatment of the merger as a tax-free reorganization. However, you still state in the registration statement that the merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Code. As such, your disclosure makes representations as to probable material tax consequences. Please note that your tax opinion may be conditioned or may be qualified by any facts that are unknown and that give rise to doubt regarding the conclusion, so long as such conditions and qualifications are adequately described in the filing. See Item 601(b)(8) of Regulation S-K. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use "should" or "more likely than not" rather than "will," but counsel providing the opinion must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. For guidance, please refer to Section III.C.4 of Staff Legal Bulletin No. 19 (Oct. 14, 2011). Please revise your disclosure here and throughout the prospectus accordingly. If you are unable to revise the tax opinion because there is significant uncertainty relating to the conclusion, then revise to focus your disclosure on the possibility that the merger is likely to be a taxable event for U.S. holders and explain why.

Response: The Company respectfully acknowledges the Staff’s comment. With regard to the Staff’s comment, Sidley Austin LLP (“Sidley”) does not intend to specifically issue an opinion as to the likelihood that the Denali Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code due to a number of factual and legal uncertainties described on page 176 of Amendment No. 1 and reproduced below (similar language is set forth on pages xvi and 43 of Amendment No. 1):

U.S. Securities and Exchange Commission

June 7, 2023

There are significant factual and legal uncertainties as to whether the Denali Merger also qualifies as a reorganization within the meaning of Section 368(a) of the Code (a “Reorganization”), including that the assets of Denali are only investment-type assets and that it cannot be determined until following the closing of the Business Combination whether Holdco will continue a significant line of Denali’s historic business or use a significant portion of Denali’s historic business assets. To qualify as a Reorganization, a transaction must satisfy certain requirements, including, among others, that the acquiring corporation (or, in the case of certain reorganizations structured similarly to the Denali Merger, its corporate parent) continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of Treasury Regulations Section 1.368-1(d). However, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with only investment-type assets, such as Denali, the qualification of the Denali Merger as a Reorganization is not free from doubt and the IRS or a court could take a different position. Moreover, qualification of the Denali Merger as a Reorganization is based on facts which will not be known until the closing of the Business Combination. As a result, Sidley Austin LLP is unable to opine as to whether the Denali Merger constitutes a Reorganization.

Please note that although Sidley is not providing an opinion regarding whether the Denali Merger qualifies as a reorganization under Section 368(a), the Exhibit 8.1 Opinion will cover the potential U.S. tax consequences under both scenarios where either the Denali Merger does or does not qualify as a reorganization under Section 368(a) (due to the fact that the tax disclosure describes the U.S. tax consequences under both scenarios).

Q: What equity stake will current Denali shareholders and Existing Longevity Equityholders hold in Holdco immediately after the consummation, page xix

3.	Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company acknowledges the Staff’s comment and has made changes on pages xix, xx, xxvii, 12, 152 and 153 of Amendment No. 1.

U.S. Securities and Exchange Commission

June 7, 2023

Summary of the Proxy Statement/Prospectus
Cerevast Medical, Inc., page 3

4.	Your statement that Cerevast is developing "first-in-class" therapeutic solutions implies the likelihood of regulatory approval and comparisons to other therapeutic solutions. Please remove the "first-in-class" reference here and throughout the registration statement as the statement is speculative in light of the regulatory status of Cerevast's therapeutic solutions.

Response: The Company acknowledges the Staff’s comment and has removed the language from pages 3 and 274 of Amendment No. 1.

The Parties to the Business Combination, page 3

5.	For each of the target entities, including Longevity, Aegeria, Cerevast and Novokera, please revise your discussion here to provide additional and balanced disclosure on the current state of operations, including with reference to the specific products in development by each entity and the current state of clinical trials for those products, including that trials for LBI-001 and LBI-201 are currently on hold, and to identify the material licensing agreements each entity depends upon for its current operations as well as to disclose each entity's history of net losses.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 3 and 4 of Amendment No. 1.

The Denali Board's Reasons for the Business Combination, page 6

6.	Some of the factors you list appear conclusory in nature or generically stated. Please revise each factor to provide insight into and context for how the factor supports the board's recommendation. For example, disclose what in the due diligence and in the historical financial metrics of Longevity and the targets as well as the unaudited prospective financial information specifically supported the recommendation. Also, ensure that you address all material factorshere as you do on pages 135-137, including the consideration of certain potentially material negative factors the Board considered.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 8, 9, 10, 144 and 145 of Amendment No. 1.

U.S. Securities and Exchange Commission

June 7, 2023

Redemption Rights, page 11

7.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company acknowledges the Staff’s comment and has made changes on pages v, xxi, 15 and 151 of Amendment No. 1.

Interests of Denali's Directors and Executive Officers in the Business Combination, page 13

8.	We note your disclosure on page 23 that Denali's executive officers and directors, including the Sponsor and other entities affiliated with Denali and the Sponsor, are entitled to reimbursement of certain out-of-pocket expenses, but will not have a claim against the Trust Account for reimbursement of these expenses if Denali fails to consummate a business combination. Please revise to include here the current value of out-of-pocket expenses for which the aforementioned parties are awaiting reimbursement. We also note your disclosure here that there are certain unpaid expenses that have been incurred by the Sponsor and Denali's officers and directors and their affiliates in connection with the administrative services agreements. Please clarify whether these agreements covered out-of-pocket expenses and revise your disclosure on page 23 or elsewhere, as appropriate, to disclose the material terms of these agreements.

Response: The Company acknowledges the Staff’s comment and advises the Staff that none of Denali’s executive officers, directors, Sponsor or other entities affiliated with Denali and the Sponsor are currently awaiting reimbursement for out-of-pocket expenses and that Denali is not party to any administrative services agreement, which disclosure was made in error. The Company has made changes on pages 16 and 147 of Amendment No. 1.

9.	Please revise your disclosure here and throughout the registration statement as appropriate so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. For example, we note your disclosure on page 267 that Bradford A. Zakes and Brenda Sparks will be eligible for transaction bonuses only upon closing of the business combination as well as your disclosure on page 279 that Yuquan Wang, Executive Chairman of the Board, has an interest in the promissory notes issued by Longevity to FutureTech Partners.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the material interests of Mr. Zakes, Ms. Sparks, and Mr. Wang in the transaction are disclosed under the caption “Interests of Longevity’s and the Targets’ Directors and Executive Officers in the Business Combination” contained in Amendment No. 1, which the Company respectfully submits is the appropriate location for such discussion. The Company also advises the Staff that there are no other material interests in the transaction, except for those already described in the Registration Statement.

U.S. Securities and Exchange Commission

June 7, 2023

10.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 17 and 148 of Amendment No. 1.

11.	Please revise the conflicts of interest discussion on pages 13 through 17 and elsewhere throughout the registration statement, as appropriate, to clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 16 and 147 of Amendment No. 1.

Interests of Longevity's and the Targets' Directors and Executive Officers in the Business Combination, page 17

12.	We note your disclosure that FutureTech Capital, LLC and the Sponsor entered into a Sponsor Membership Interests Purchase Agreement on November 8, 2022. Please revise your discussion to disclose the approximate dollar value of FutureTech Capital's interest in the target based on the transaction value and recent trading prices as compared to the price paid.

Response: The Company acknowledges the Staff’s comment and has made changes on page 20 of Amendment No. 1.

The exercise price of the Denali Warrants is subject to potential adjustment in the event Denali issues additional ordinary shares, page 34

13.	We understand the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on the company's additional financing activities. We also note your disclosure on page 86 that "management believes it is probable that the estimated $36,218,000 needed to meet the Minimum Cash Condition will be raised through a PIPE Financing." Please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders. If you are unable to provide these disclosures on the basis of the amount of the Proposed PIPE Financing, please explain why you cannot yet provide these disclosures.

U.S. Securities and Exchange Commission

June 7, 2023

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company is unable to determine whether or not the anti-dilution adjustment will be triggered, and, if triggered, the resulting adjustment to the exercise prices, until after consummation of the Business Combination. The anti-dilution provision will be triggered only upon certain conditions more fully described on pages 37 and 305-307 of Amendment No. 1, one of which is the requirement that the volume weighted average trading price of Denali’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Business Combination is consummated. Further, if triggered, the resulting adjustment to the exercise prices can only be determined once such volume weighted average trading price is known.

We have a history of net losses, and we expect to continue to incur losses for the foreseeable future, page 47

14.	Please revise this risk factor to remove the reference to you "successfully" commercializing some of your product candidates as you currently do not commercialize any product candidates nor have you in the past.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 51 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information
Other Financing and Reorganization Events, page 85

15.	We note that you are currently pursuing a PIPE financing. When known, please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Please also disclose if the SPAC's sponsors, directors, officers or their affiliates will participate in the private placement. Furthermore, if the financing will include convertible securities, please revise your disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.

U.S. Securities and Exchange Commission

June 7, 2023

Response: The Company acknowledges the Staff’s comment and agrees to revise the disclosure in a future amendment to the Registration Statement to address the Staff’s comment once such information is known to the Company.

Unaudited Pro Forma Condensed Combined Financial Information
Expected Accounting Treatment of Longevity's Acquisition of the Targets, page 86

16.	We note the disclosure that Cerevast was determined to be the accounting acquirer of the Target Acquisitions because, among other things, their shareholders will have the largest minority voting interest and Cerevast senior management will comprise a majority of the Longevity senior management. Please provide us more details and your analysis of how you concluded Cerevast is the accounting acquirer consistent with the guidance in paragraphs of ASC 805-10-55-10 to 55-15.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that it evaluated the guidance in ASC 805-10-55-10 to 55-15 to determine the accounting acquirer of the Target Acquisitions by Longevity.

ASC 805-55-15 states, in part: “A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14…”

Longevity was formed by Bradford A. Zakes, the CEO of Cerevast, prior to the Target Acquisitions for the purpose of effecting the Target Acquisitions and has no business operations. Bradford A. Zakes is the sole director and shareholder of Longevity, only owning one share of common stock. The Target Acquisitions will be effected by Longevity exchanging equity interests. As a result, the Company considered the following pertinent factors to identify the accounting acquirer of the Target Acquisitions.

ASC 805-10-55-12(a) states, “The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.”

None of the Targets nor an individual shareholder within those entities will own a significant voting interest in Longevity. The company that will have the largest minority voting interest and will receive the largest portion of the voting rights will be Cerevast at approximately 41% following the Target Acquisitions excluding the outstanding stock options and warrants but including the conversion of the convertible promissory notes held by FutureTech Capital. On a fully diluted basis, Cerevast and the Cerevast stock option holders will own approximately 45% of the voting rights following the Target Acquisitions.

U.S. Securities and Exchange Commission

June 7, 2023

ASC 805-10-55-12(b) states, “The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.”

The largest minority shareholder of Longevity will be from an organized group of shareholders of Cerevast, who will hold a 29.4% interest in Longevity following the Target Acquisitions. The organized group of shareholders are all controlled by the same managing partner.

ASC 805-10-55-12(c) states, “The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.”

The board of directors of Longevity after the Target Acquisitions will be comprised of five individuals. Brad Zakes, Longevity CEO and Cerevast CEO will hold one of the board seats. Yuquan Wang, representing investors in both Longevity and Cerevast will hold another board seat. The remaining 3 board members will be appointed by Aegeria, Cerevast and Novokera. As a result, the largest portion of the board of directors of Longevity will come from Cerevast.

ASC 805-10-55-12(d) states, “The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.”

U.S. Securities and Exchange Commission

June 7, 2023

The senior management of the combined company will be comprised of five executive officers. Three of the five officers of Longevity will come from the Cerevast’s executive management including the Chief Executive Officer, Chief Technology Officer and the Chief Quality Officer. As a result, the majority of the senior management will come from Cerevast.

ASC 805-10-55-12 states, “The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.”

The Company did not identify that a premium will be paid by one of the combining entities. The entities are exchanging equity for equity based on the valuation of each company. No consideration greater than the valuation is being exchanged.

ASC 805-10-55-13 states, “The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.”

The Company considered the relative size of the combining entities. Although Longevity is the largest entity based upon total assets (cash received from promissory notes, prepaid assets and minor office equipment), Longevity was formed solely for the purpose of effecting the merger and has no business operations. Of the target entities, Cerevast has the largest operations based on total assets.

	As of December 31, 2022
	CEREVAST	LONGEVITY	AEGERIA	NOVOKERA
Total Assets	213,735	381,037	85,630	47,622

ASC 805-10-55-14 states: “In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination…”

Cerevast initiated the business combination by forming Longevity with the CEO of Cerevast as the sole shareholder, with the sole purpose to acquire the Target Entities and effect the merger with Holdco.

With consideration of ASC 805-10-55-10 through 55-15, the Company identified Cerevast as the accounting acquirer based upon Cerevast receiving the largest portion of voting rights, Cerevast’s shareholder being the largest organized minority interest in the combined company, Cerevast appointing the largest portion of the Longevity board of directors, the majority of senior management will come from Cerevast, and Cerevast initiating the Target Acquisitions.

U.S. Securities and Exchange Commission

June 7, 2023

Unaudited Pro Forma Condensed Combined Longevity Balance Sheet, page 89

17.	Please revise to disclose how you determined the adjustment of $9,251,252 in Note 3(A). In addition, disclose how you determined the fair value of the new debt of $8,651,403 discussed in Note 3.

Response: The pro forma financial information has been updated with the interim financial information for the period ended March 31, 2023. The disclosure for Note 3(A) is no longer required in the pro forma balance sheet as it is included in the historical results. The Company respectfully directs the Staff’s attention to footnote 4 of the unaudited financial statements for Longevity Biomedical, Inc. included in Amendment No. 1 for the detail requested in this comment.

Note 2 - Target Acquisitions Preliminary Estimated Purchase Price Allocation, page 93

18.	Please revise to clarify how you determined $10 per share as the estimated fair value of the Longevity common stock in arriving at the purchase price for the Aegeria and Novokera assets acquisitions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 141-142 of Amendment No. 1 to clarify how the estimate of the fair value of Longevity common stock was determined in arriving at the purchase price for the Aegeria and Novokera asset acquisitions. The estimated fair value of the Longevity common stock is based on the fair value of the equity consideration to be received by Longevity in the business combination between Longevity and Denali, which then is assigned to Aegeria and Novokera. The estimated fair value of the equity consideration is based on the publicly traded stock price of Denali. The disclosure has also been revised to include a sensitivity of the impact of changes in the stock price of Denali on the amounts recognized in the asset acquisition as the fair value of the equity consideration will be the stock price of Denali at closing.

Shareholder Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 120

19.	Please revise the Background section to detail the negotiations concerning key aspects of the business combination and related transactions, including, without limitation, the scope and valuation of Longevity's business, the merger consideration and the structure of the transaction (including the negotiation and marketing processes for the Proposed PIPE transaction). Each proposal (preliminary or otherwise) and counterproposal concerning a material transaction term made between September 23, 2022 and January 25, 2023 should be described and the proposing party identified. In this regard, we note that the Background section as written discusses in general terms the topical areas discussed by the parties during the four months of negotiations and some of the final terms they mutually agreed upon but does so without any indication of how those terms evolved during the course of the discussions/negotiations.

U.S. Securities and Exchange Commission

June 7, 2023

Response: The Company acknowledges the Staff’s comment and has made changes throughout the section titled “Background of the Business Combination” in Amendment No. 1.

20.	Expand your disclosure to explain how the valuation of Longevity changed throughout the negotiations process. As examples, you disclosed that on October 12, 2022, Messrs. Zakes and Stever, representing Longevity, Mr. Lei Huang and Mr. Peter Xu from Denali, representatives from US Tiger and representatives from FutureTech discussed potential valuation and the pro forma capitalization of the post-merger combined company and that on November 8, 2022, Longevity's CEO, Mr. Bradford A. Zakes, had a videoconference with Mr. Peter Xu, Mr. Ying Shan, and representatives of US Tiger Securities to discuss Longevity's valuation. We further note that Longevity's January 26, 2023 press release referred to a pro forma equity valuation of approximately $236.2 million of the Combined Company, assuming no redemptions of Denali public shares by Denali's public shareholders.

Response: The Company acknowledges the Staff’s comment and has made changes throughout the section titled “Background of the Business Combination” in Amendment No. 1.

21.	Please revise the disclosure on page 120 to clarify whether prior to the consummation of Denali's initial public offering, either Denali or anyone acting on its behalf contacted any prospective target business or had any substantive discussions with respect to a transaction with Denali.

Response: The Company acknowledges the Staff’s comment and has made changes on page 127 of Amendment No. 1.

22.	We note that US Tiger Securities performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. We also note your disclosure on page xxiv and elsewhere that the deferred underwriting fee "is only payable upon the completion of the Business Combination." Please clarify whether this is the only fee payable to US Tiger Securities that is contingent on completion of the business combination. To the extent there are additional fees, please quantify the aggregate fees payable to US Tiger Securities that are contingent on completion of the business combination.

U.S. Securities and Exchange Commission

June 7, 2023

Response: The Company acknowledges the Staff’s comment and advises the Staff that the deferred IPO underwriting fee is the only fee payable to US Tiger Securities that is contingent upon completion of the Business Combination. The Company has accordingly made changes on page 127 of Amendment No. 1.

23.	We note that on September 23, 2022, representatives of FutureTech Capital LLC met with Denali's CEO and during this meeting, FutureTech representatives introduced Longevity to Denali. Please describe when and by whom FutureTech and Denali were first introduced to each other.

Response: The Company acknowledges the Staff’s comment and has made changes on page 128 of Amendment No. 1.

24.	We note that Denali's management team identified over seventeen potential target companies, made contact with representatives of seventeen such potential targets, entered into non-disclosure agreements with respect to seven such potential targets and sent binding LOIs to two targets, including to Longevity. Please revise your disclosure to clarify how many potential targets were initially identified and to explain how and when the management team proceeded from over seventeen targets to seventeen targets and then down to seven targets and eventually to the final two targets, including an explanation for why the companies were eliminated as potential targets at each stage. Your disclosure in this section should provide shareholders with an understanding of why other target companies were not ultimately chosen as business combination partners.

Response: The Company acknowledges the Staff’s comment and has made changes on page 127 and 128 of Amendment No. 1.

25.	In the event that the Sponsor has other SPACs in the process of searching for a target company, please revise to disclose whether the Sponsor considered more than one active SPAC to be the potential acquirer of Longevity and how the final decision was reached.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Sponsor does not currently have, nor had previously, any other SPACs in the process of searching for targets.

U.S. Securities and Exchange Commission

June 7, 2023

26.	We note your disclosure on page 124 that Denali was provided with the projections prepared by Longevity's senior management during October 2022. Please revise this background section to disclose any discussions relating to the assumptions underlying any target projections as well as any discussions with the target about the potential loss of clients in the near future or other events that may materially affect the target's prospects or its financial projections for future performance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 129 of Amendment No. 1.

27.	We note your disclosure on page 85 that you are currently pursuing a PIPE financing. Please revise your disclosure here to discuss whether there were any valuations or other material information about the SPAC, the target, or the de-SPAC transaction provided to potential PIPE investors that have not been disclosed publicly.

Response: The Company acknowledges the Staff’s comment and advises the Staff that all valuations or other material information provided to potential PIPE investors has been publicly disclosed, and therefore, the Company believes no revisions to the disclosure in the Registration Statement are necessary in response to the Staff’s comment.

28.	Please disclose any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between SPAC sponsors and additional investors.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company is not aware of any such discussions, commitments or any pre-existing relationships, other than as already disclosed in the Registration Statement.

29.	We note your disclosure on page 11 that certain shareholders agreed to waive their redemption rights. Please revise this section to disclose the negotiation of any arrangements whereby any shareholder agrees to waive its redemption rights.

Response: The Company acknowledges the Staff’s comment and has made changes on page 131 of Amendment No. 1. The Company also respectfully advises the Staff that no Denali shareholders have agreed to waive their redemption rights, other than as set forth in the Registration Statement.

U.S. Securities and Exchange Commission

June 7, 2023

Projected Financial Information, page 125

30.	We note that Denali was provided with projections prepared by senior management of Longevity for consideration of the Business Combination and the summary of this information is presented on page 125. Expand your disclosures to provide additional information surrounding the material assumptions and estimates underlying the financial projections to provide investors with sufficient information to evaluate the projected financial information. For example:

•	Disclose whether, and if so, why, the Board and Management considered these projections reasonable considering the clinical stage operations of the target companies and the extended period of the projections. In this regard, address the reasonableness of eight year projections for revenues related to products which are in clinical stage and have not yet received FDA approval. Discuss how the eight-year projected time period was selected and clarify whether the passage of the selected time was a consideration in the Board's assessment.

•	Separately disclose projections for each of the product candidates in the pipeline on page 191. Identify the target markets and geographical sales territories for the projected product revenues and the specific projected market adoption rates and realized pricing in each sales territory to help provide additional insight into the range in these rates underlying the revenue projections. Explain how the market adoption rates and projected realized pricing in each territory were determined.

•	For each product candidate, please discuss all material assumptions and the basis for those assumptions used to develop the projections, including related to regulatory approval, the length of time from approval to commercial availability, assumptions about market acceptance, size of the target market, market growth rates, projected realized pricing in each sales territory, the number of patients enrolled in each applicable clinical study, detailed costs assumptions, including the study cost per patient, market penetration and growth rates, the impact of competition, including the possibility of new market entrants, and any other factors or contingencies that would affect the projections from materializing. To the extent the projections are based on multiple scenarios, discuss that fact, identify the various scenarios used, and how each scenario was weighted.

•	Disclose any specific assumptions related to regulatory approvals.

•	Explain how the assumptions regarding the number of patients enrolled in each applicable clinical study and the study cost per patient were determined.

U.S. Securities and Exchange Commission

June 7, 2023

•	Disclose any specific assumptions related to material macroeconomic factors, such as low interest rates.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 133, 134, 135, 136 and 137 of Amendment No. 1. Multiple scenarios were not prepared nor provided to Denali. With respect to the third and fifth bullets above, respectively, the Company respectfully advises the Staff that (i) multiple scenarios were not provided, and (ii) the projected financial information did not include any specific assumptions related to material macroeconomic factors.

Opinion of Newbridge, page 126

31.	Please revise your disclosure to describe any services the financial advisor has provided to the target or affiliates of the parties, including to other SPACs associated with the same sponsor, to the extent there are any.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Newbridge has not provided any services to the target or any affiliates of the parties.

Fees and Expenses, page 133

32.	We note your disclosure on page 122 that "Denali engaged Newbridge to provide financial advisory services and provide a fairness opinion to the Denali Board." Please expand your disclosure here, or elsewhere as appropriate, to provide a clear description of any additional services the Newbridge or its affiliates provided in connection with the transaction (such as for any PIPE transaction related to the de-SPAC transaction), the related fees, and whether those fees are conditioned on the completion of the transaction.

Response: The Company acknowledges the Staff’s comment and has made changes on page 137 of Amendment No. 1. The Company also advises the Staff that Newbridge has not provided any other financial advisory services in connection with the transaction and is not entitled to any fees other than those already set forth on page 144 of Amendment No. 1.

Shareholder Proposal No. 5 - The Non-Binding Governance Proposals
Proposal No. 5F: Delaware as Exclusive Forum, page 151

33.	Here and on page 288, you state that under the Proposed Certificate of Incorporation, the forum selection provision provides that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise to state here, as you do on page 289, that this provision does not apply to Exchange Act claims, if true. Please also include a risk factor clearly describing any risks resulting from the forum selection provision in your Proposed Certificate of Incorporation. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

U.S. Securities and Exchange Commission

June 7, 2023

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 49 and 163 of Amendment No. 1.

Management of Denali
Conflicts of Interest, page 186

34.	We note the table summarizing the entities to which Denali's executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships, included SPACs. Please revise to provide balanced disclosure about the prior SPAC record and the outcomes of prior transactions. At an appropriate section, also include similar disclosure for management of the target companies, if applicable.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 127 and 196 of Amendment No. 1.

Information about Longevity
Our Product Candidates and Pipeline, page 191

35.	With respect to your pipeline table on page 191:

•	Please combine the "Discovery" and "Formulation and Preclinical" columns, as both relate to pre-clinical development and are not sufficiently distinct, and may give the impression that your product candidates are further along in the clinical process than they actually are. Note that we will not object to pre-clinical stage columns labeled as "Discovery" and/or "IND Enabling."

•	Please revise to remove the Future Pipeline Opportunities programs from the pipeline table presentation or, alternatively, revise the Business section on page 209 to discuss each of these programs in greater detail, including the work that you have conducted to date for each program.

•	Please revise to indicate that your clinical trials for LBI-001 and LBI-201 are currently on hold.

U.S. Securities and Exchange Commission

June 7, 2023

Response: The Company acknowledges the Staff’s comment and has made changes on page 203 of Amendment No. 1. In addition, the Company advises the Staff that it has removed the Future Pipeline Opportunities programs from the table.

Therapeutic Product Candidates, page 191

36.	In your discussion of the preclinical and clinical development of your material programs, and specifically with respect to your disclosure on pages 195-196 and 207-208, please revise your disclosure to specify the following information with respect to the trials that you have conducted, are currently conducting or plan to conduct:

•	the indication;

•	the number of participants in the trial;

•	the primary and secondary endpoints as well as the results as they relate to those endpoints;

•	any statistical analysis performed; and

•	the occurrence of any serious adverse events.

Additionally, we note your disclosure on page 208 that "[your] study concluded that acute ischemic stroke treatment using a novel, operator-independent transcranial ultrasound device in combination with intravenous tPA appeared safe." Conclusions regarding efficacy and safety are determinations that only the FDA or a foreign government equivalent has the authority to make. Please revise your disclosure throughout your document, including but not limited to this statement, to eliminate the implication that your product candidates have been or will ultimately be determined safe and/or effective or have demonstrated safety and/or efficacy for purposes of approval by the FDA or comparable agency. Alternatively, we advise you that you may present the objective data from pre-clinical and clinical trials without drawing a conclusion from the results. For example, you may note that a candidate was well tolerated, the absence of serious adverse events or the number of trial participants who met the identified trial endpoints.

Response: Disclosures pertaining to the pre-clinical and clinical development of our material programs (particularly as it relates to the disclosures on pages 204-205, 207-210, and 221-222 of Amendment No. 1) have been revised to include additional requested information. As it relates to statistical analysis, we have added p values in those instances where analysis was performed and statistics were reported. Disclosures throughout the Registration Statement have been revised in Amendment No. 1 to eliminate the implication that our product candidates have been or will ultimately be determined safe and/or effective or have demonstrated safety and/or efficacy for purposes of approval by the FDA or comparable agency.

U.S. Securities and Exchange Commission

June 7, 2023

Ophthalmology
LBI-001- Retinal Vein Occlusion (RVO), page 193

37.	We note your disclosure here that your Phase 2 clinical study for your LBI-001 program was "electively placed on hold" and that you plan "to either submit a supplement for the current IDE or submit a new IDE to the FDA" prior to recommencing the study in order to align it with existing standard of care. We also note your disclosure on page 208 that your Phase 3 clinical study for your LBI-201 program was "electively placed on hold." Please revise your disclosure to state when these programs were put on hold. Additionally, please expand your disclosure here to discuss material differences in the processes between submitting a supplement to the current IDE or submitting a new IDE to the FDA.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 205 and 221-222 of Amendment No. 1.

Soft-Tissue Reconstruction and Repair
LBI-101 Reconstruction and Repair of Soft Tissue Defects, page 197

38.	We note your disclosure in a risk factor on page 72 that the FDA previously rejected your requests for Regenerative Medicine Advanced Therapy (RMAT) designation for your LBI-101 product. Please revise your disclosure in this section to disclose that your request for RMAT designation was rejected and to discuss on what basis, to the extent known, the FDA rejected those requests.

Response: The Company acknowledges the Staff’s comment and has made changes on page 217 of Amendment No. 1.

Key Market Drivers and Opportunities, page 210

39.	We note your references here to your "late-stage technologies" and "late-stage clinical pipeline," which appear to imply the likelihood of regulatory approval. Please remove the "late-stage" reference here and throughout the registration statement as it is speculative in light of the regulatory status of your therapeutic solutions, particularly given that your clinical trials for LBI-001 and LBI-201, are currently on hold.

Response: The Company acknowledges the Staff’s comment and has made changes on page 224 of Amendment No. 1.

U.S. Securities and Exchange Commission

June 7, 2023

Intellectual Property, page 212

40.	Please revise your disclosure here to specify for each issued and each of your pending patent application the following information:

•	whether the patent is owned or licensed;

•	whether the patent is issued or has a pending application; and

•	the type of patent protection (for example, composition of matter, use, or process).

Additionally, we note your disclosure on page 211 that the program for LBI-101 has received grant funding through the US Department of Defense. Please indicate whether any of your patents or pending patent applications may be subject to march-in rights as a result of this US government funding. To the extent any patents are subject to march-in rights please identify here those patents and discuss any material risks related to those march-in rights.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 227 and 228 of Amendment No. 1. The Company further advises the Staff that, to the best of the Longevity’s knowledge, none of its patents or pending patent applications are subject to march-in rights.

License Arrangements, page 215

41.	We note your disclosure beginning on page 215 discussing the various license arrangements you have in place. Please expand your disclosure to describe the material terms of each license agreement including, as applicable:

•	the nature and scope of any intellectual property transferred;

•	each parties' rights and obligations;

•	quantification of all up-front or execution payments received or paid to date;

•	aggregate amounts paid or received to date under the agreement;

•	aggregate amounts of all potential development, regulatory and commercial milestone payments;

•	quantification of the royalty rate, or a range no greater than 10 percentage points per tier;

•	disclosure of the duration of the agreement and when royalty provisions expire; and

•	disclosure of termination provisions.

U.S. Securities and Exchange Commission

June 7, 2023

Please also file the agreements as exhibits to your registration statement or, in the alternative, please tell us why you believe that you are not required to file the agreements. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 229-233 of Amendment No. 1, and has included the relevant agreements as exhibits to Amendment No. 1.

Manufacturing, page 217

42.	Please expand your disclosure to address the sources and availability of raw materials as well as to include the names of your principal suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has made changes on page 234 of Amendment No. 1.

Facilities, page 221

43.	Please file the lease agreement for your corporate headquarters and laboratory space as an exhibit, pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has included the lease agreement as Exhibit 10.5 to Amendment No. 1.

Longevity Management's Discussion and Analysis of Financial Condition and Results of Operations, page 246

44.	Please revise your disclosure here to discuss all material provisions of the C&E Agreements. File the agreements and amendments as exhibits to your registration statement or, in the alternative, please tell us why you believe that you are not required to file the agreements. Refer to Item 601(b)(10)(i)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 262 of Amendment No. 1. The C&E Agreements were included as Exhibits to the Agreement and Plan of Merger, filed as Exhibit 2.1 to the Registration Statement, however, the Company has included the C&E Agreements as separate exhibits to Amendment No. 1.

Results of Operations, page 247

45.	Please revise to separately disclose the significant components in general and administrative expenses each period.

U.S. Securities and Exchange Commission

June 7, 2023

Response: The Company acknowledges the Staff’s comment and has made changes on page 264 of Amendment No. 1.

Aegeria Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 252

46.	Please revise to further explain the reason for the reversal of accrued expense in the year ended December 31, 2022 that resulted in negative research and development expenses and the reason this was not adjusted in the prior years as the correction of an error.

Response: The Company acknowledges the Staff’s comment and has made changes on page 272 of Amendment No. 1. For additional information, the adjustment is not a correction of an error as the minimum annual royalties were due under the initial license agreement with JHU. The license agreement was amended in December to cancel any outstanding amounts due and revise the date when minimum annual royalties become due to January 1, 2029.

Cerevast Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 257

47.	Please revise to disclose more details about research and development expenses, including by specific programs or product candidates.

Response: The Company acknowledges the Staff’s comment and has made changes on page 277 of Amendment No. 1.

Certain Relationships and Related Person Transactions
Longevity, page 278

48.	For each of the Management Services Agreement, the Promissory Notes and the Membership Interest Purchase Agreement, please file these as exhibits to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreements. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and has included the Management Services Agreement and the form of Promissory Note as Exhibits 10.19-10.20 and 10.17, respectively, to Amendment No. 1. With respect to the Membership Interest Purchase Agreement, the Company respectfully submits that such agreement is not material in amount or significance and therefore is not required to be filed. The agreement provides for the purchase by the Investor (terms are as defined in Amendment No. 1) of membership units in the Sponsor, which membership units entitle the Investor to receive one Denali Class B Ordinary Share for each membership unit held. The Denali Class B Ordinary Shares, in turn, are convertible into shares of Holdco Common Stock at the closing of the Business Combination. The Company does not believe this agreement is material to the Company, in either amount or significance, and therefore, respectfully submits that such agreement is not required to be filed. Further, the Company advises the Staff that none of the Company, Denali, Longevity, Aegeria, Cerevast nor Novokera are party to the Membership Interest Purchase Agreement.

U.S. Securities and Exchange Commission

June 7, 2023

Denali Capital Acquisition Corp. Financial Statements
Note 2 - Warrants, page F-14

49.	We note that the 8,250,000 public warrants and 510,000 Private Placement Warrants are accounted for as equity-classified instruments under ASC 480 and 815. We also note from pages F-8 and F-22 that the Public warrants are redeemable. Please provide us your analysis of how you concluded that these are equity-classified instruments.

Response: The Company advises the Staff that the use of the terms “redeemable” and “redemption” on pages F-8 and F-22 do not imply that the warrants are not eligible for equity classification. In connection with an evaluation performed at the time of the Denali IPO, Denali concluded that both the Public Warrants and the Private Warrants qualify for equity treatment as they meet the indexation rule and there is no net cash settlement requirement imposed on Denali. Denali’s analysis is set forth below.

The Denali Private Warrants have terms and provisions that are identical to those of the Public Warrant, except that the Private Warrants (including the Class A ordinary shares issuable upon exercise of the Private Warrants) will not be transferable, assignable or salable until 30 days after the completion of Denali’s initial business combination, except for in a few cases as mentioned in the warrant agreement provision 2.6. Throughout the rest of the analysis, Public Warrants and Private Warrants are collectively called, the “Warrants”.

The ASC Master Glossary definition of a freestanding financial instrument as “A financial instrument that meets either of the following conditions: (a) It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions. (b) It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.”

Each Denali Unit includes one Denali Class A ordinary share, and one redeemable Warrant, which are issued contemporaneously and in contemplation of each other. Upon closing of the Denali IPO and issuance of Denali Units, the Warrants can be detached from the Denali Units and traded separately starting on the 52nd day following the closing of the Denali IPO. However, the warrants cannot be exercised until the later of 30 days after the completion of an initial business combination and 12 months from the closing of the Denali IPO.

U.S. Securities and Exchange Commission

June 7, 2023

Therefore, Denali concluded that both the Public Warrants and Private Warrants are freestanding upon the closing of the Denali IPO as they meet the definition of a freestanding financial instrument in the ASC Master Glossary.

Denali also evaluated the Warrants under the guidance in the Staff’ Statement on Accounting and Reporting Considerations for SPAC Warrants, issued on April 12, 2021. As the Warrants do not include any provision that provides for (i) potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant or (ii) make-whole adjustments to the Warrant's exercise price based on a “warrant table” or (iii) Warrant holders being entitled to receive cash in a qualifying tender offer pursuant to which only certain holders of Ordinary Shares are entitled to receive cash, Denali concluded such guidance does not preclude equity classification for the Warrants.

ASC 480 requires a reporting entity to classify certain freestanding financial instruments as liabilities (or in some cases as assets). ASC 480 provides guidance on which instruments are within the scope of ASC 480:

1.	ASC 480-10-25-4: A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable if that event occurs, the condition is resolved, or the event becomes certain to occur.

2.	ASC 480-10-25-8: An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

a.	It embodies an obligation to repurchase the issuer’s equity shares or is indexed to such an obligation.

b.	It requires or may require the issuer to settle the obligation by transferring assets.

3.	ASC 480-10-25-14: A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a.	A fixed monetary amount known at inception (for example, a payable that may be settled with a variable number of the issuer’s equity shares)

U.S. Securities and Exchange Commission

June 7, 2023

b.	Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the Standard and Poor’s S&P 500 Index and that may be settled with a variable number of the issuer’s equity shares)

c.	Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

Denali considered the foregoing criteria against the terms of the Warrants and concluded that the Warrants do not exhibit any of the above characteristics and, therefore, are outside the scope of ASC 480.

Once a reporting entity has determined that a freestanding instrument should not be accounted for using the guidance in ASC 480, the next step is to determine whether the instrument meets the definition of a derivative under ASC 815-10-15-83. A derivative instrument is a financial instrument or other contract with all of the following characteristics:

a.	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1.	One or more underlyings

2.	One or more notional amounts or payment provisions or both

b.	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.	Net settlement. The contract can be settled net by any of the following means:

1.	Its terms implicitly or explicitly require or permit net settlement

2.	It can readily be settled net by a means outside the contract

3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement

The Warrants contain an underlying (the price of Denali’s Class A ordinary shares), a notional payment provision (the number of Class A ordinary shares covered by the warrants), require no initial net investment, and can be net share settled (cashless exercise upon redemption event). According to ASC 815-10-15-102, the net settlement criterion as described in paragraph 815-10-15-83(c) is met if a contract provides for net share settlement at the election of either party, i.e. by delivery of shares at the then current market price. The Warrants meet the definition of a derivative.

U.S. Securities and Exchange Commission

June 7, 2023

Next, Denali reviewed the guidance to determine if the Warrants are considered indexed to the Company’s own stock. ASC 815-40-15 addresses when an instrument, or embedded component that meets the definition of a derivative, is considered indexed to a reporting entity’s own stock. The guidance requires a reporting entity to apply a two-step approach (1) it requires the evaluation of an instrument’s or embedded component’s contingent exercise provisions and (2) the instrument’s or embedded component’s settlement provisions.

Exercise Contingency:

Any contingent provision that affects the holder’s ability to exercise the instrument or embedded component must be evaluated. For example, holders may have a contingent exercise right or may have their right to exercise accelerated, extended, or eliminated upon satisfaction of a contingency.

If an exercise contingency is based on the occurrence of an event, such as an IPO, the contingency does not affect the conclusion that the freestanding instrument or embedded component is indexed to a reporting entity’s own stock.

An exercise contingency is a provision that entitles the entity to exercise an equity-linked financial instrument based on changes in an underlying, including the occurrence of a specified event. Completion of a Business Combination is one such event whose occurrence constitutes a permissible exercise contingency.

Settlement Provisions:

Denali evaluated the Warrants’ settlement provisions, noting the following provisions in the Warrant Agreement which provides for adjustments to the settlement amounts of the Warrants. The analysis of these terms is interpreted with reference to both Step 1 and Step 2 of the indexation guidance, as well as the requirements for equity classification under ASC 815-40.

Provision in Warrant Agreement	Analysis of Public Warrants
3.1. Warrant Price This provides for Denali, at its sole discretion, to lower the warrant exercise price provided that Denali provides at least 5 days’ written advance notice.	This provision allows Denali to lower the exercise price, such decision is solely at the discretion of Denali, therefore, is considered within the entity’s control and does not preclude the Warrants from being considered indexed to the entity’s own share as Denali can choose not to exercise its right.

U.S. Securities and Exchange Commission

June 7, 2023

Sub-Divisions (4.1.1)

This provision provides for an increase of the number of Class A ordinary shares issuable on exercise of each Warrant in proportion to an increase in the number of issued and outstanding Class A ordinary shares as a result of share capitalization, sub-division or similar events.

Aggregation of Shares (4.2)

This provision provides for a decrease of the number of Class A ordinary shares issuable on exercise of each Warrant in proportion to a decrease in the number of issued and outstanding Class A ordinary shares as a result of consolidation, combination, reclassification of Class A ordinary shares or other similar events.

Extraordinary Dividends (4.1.2)

This provision provides for a decrease of the exercise price of the Warrants as a result of Extraordinary Dividends paid to all or substantially all of the holders of Class A ordinary shares.

Adjustments in Warrant Price (4.3)

Whenever the number of Class A ordinary shares purchasable upon the exercise of the Warrants is adjusted, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Class A ordinary shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Class A Ordinary Shares so purchasable immediately thereafter.

These provisions are anti-dilution provisions which, consistent with the guidance in ASC 815-40-15-7G and the example in 55-42 and 55-43, are each based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events has on settlement.

Standard pricing models (e.g., Black Scholes Option pricing) contain certain implicit assumptions such as (i) dilutive events will not occur, (ii) stock prices changes will be continual. ASC 815-40-15-7G permits adjustments to the settlements terms that neutralize the effects of events that invalidate the implicit assumptions.

Sub-Divisions (4.1.1), Aggregation of shares (4.2), and extraordinary dividends (4.1.2) are all dilutive events that invalidate the implicit “continual stock price changes” and “no dilutive events” assumptions of an option-pricing model. The adjustment to exercise price specified in section 4.3 will neutralize the effect of event 4.1.1,4.2 and 4.1.2 by applying the same ratio of the change in exercisable share to the exercise price. Hence the holders maintain the same intrinsic value both before and after the dilutive events.

These provisions do not preclude the Warrants from being considered indexed to the entity’s own shares as the adjustments neutralize the effect of dilutive events that invalidate the implicit assumptions of a “fixed-for-fixed” option pricing.

U.S. Securities and Exchange Commission

June 7, 2023

Adjustments in Warrant Price (4.6)

This provision provides for an adjustment of the exercise price of the Warrants (and the redemption trigger price described in Sections 6) if Denali issues additional Class A ordinary shares or equity-linked securities at a price of less than $9.20 per share in order to finance more than 60% of the total equity proceeds for the funding of the Company’s initial Business Combination and the Market Value is below $9.20 per share.

This provision is a Down Round Feature as defined in ASC 815-40-20. In accordance with ASC 815-40-15-5D, down round features are excluded from the consideration of whether the instrument is indexed to the entity’s own stock for the purposes of applying Step 2 of the indexation framework.

The provision does not preclude the Warrants from being considered indexed to the entity’s own stock.

Replacement of Securities upon Reorganization, etc. (4.5)

This provision provides that in the event of a reclassification or reorganization, merger or consolidation, or sale of the assets of Denali, that the warrant holder would be entitled to settlement in the same form of consideration payable to all holders of Class A ordinary shares in the event of a reorganization, consolidation, change of control, or similar event, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event.

This provision does not alter the settlement amount; the fair value of the consideration received is the same as would have been received had the holder of the Warrants exercised the Warrants for Class A ordinary shares and participated in the transaction. Therefore, this provision is not evaluated in Step 2 of the indexation guidance. Instead, this provision provides for a potential scenario whereby Denali would have to net cash settle the warrants. However, in accordance with the exception in ASC 815-40-25-8, equity classification is not precluded by such net cash settlement as the holder is permitted to receive the kind and amount of consideration to which it would have been entitled had the Warrant been exercised for stock.

Redemption of Warrants for Cash (6.1)

This provision provides Denali with an option to redeem the Warrants for $0.01 per Warrant at any time during the Exercise Period if the share price exceeds $16.50 per share with at least 30 days’ notice to the holder.

Denali considers the $0.01 redemption price to be non-substantive because it is redeemable only when the share price exceeds $16.50. Denali believes a reasonable investor would exercise within the 30 days’ notice period as the intrinsic value of the warrants will be significantly more than $0.01 redemption prices during that period. Therefore, the redemption event will effectively accelerate the exercise of the warrants and is an exercise contingency under Step 1 of the indexation rule. The contingency is based on Denali’s Class A ordinary share price exceeding $16.50, which is the market value for Denali’s Class A ordinary shares and therefore does not preclude equity classification.

Once the redemption option is exercised, there is no further adjustment to the settlement amount. Hence, Step 2 is met.

The provision does not preclude the Warrants from being considered indexed to the entity’s own share.

U.S. Securities and Exchange Commission

June 7, 2023

Cashless Exercise in the Event of Redemption (3.3.1(b))

This provision provides Denali with an option to force cashless exercise upon the occurrence of a redemption event. The holders are required to surrender the Warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the Warrants, multiplied by the excess of the “Fair Market Value”, over the Warrant Price by (y) the Fair Market Value.

The cashless exercise option is only exercisable when the share price exceeds $16.50 and is at the option of Denali. Denali considers this as an exercise contingency based on the market for the Company stock and hence, does not preclude equity classification.

Once Denali elects to force cashless exercise, Denali can net share settle the warrants with inputs of a fixed-for-fixed option, i.e., then current Denali share prices. Step 2 is met.

Cashless Exercise in the Event of Registration Statements Required by Section 7.4 (upon the closing of Business Combination) Is Not Then Effective (3.3.1(d))

This provision provides the holders to cashless exercise during the period beginning on the 60th day after the closing of the Business Combination and ending upon the effectiveness of such registration statement, and during any other period thereafter when Denali fails to maintain an effective registration statement to cover the shares issuable upon the exercise of the warrants.

The cashless exercise option is only exercisable when Denali fails to maintain an effective registration statement during certain periods. This is an exercise contingency and is not based on an observable market or index that precludes equity classification.

Upon exercise, Deenali can net share settle the warrants with inputs of a fixed-for-fixed option, i.e., then current share prices of Denali Class A ordinary shares. Step 2 is met.

U.S. Securities and Exchange Commission

June 7, 2023

Based on the considerations above, Denali concluded that the Warrants are considered indexed to its own stock.

However, Denali is still required to determine whether the Warrants would be classified as a liability or equity under the guidance in Subtopic 815-40.

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity.

The initial balance sheet classification of contracts generally is based on the concept that:

a.	Contracts the require net cash settlement are assets or liabilities
b.	Contracts that require settlement in shares are equity instruments.

Further, an entity shall observe both of the following:

a.	If the contract provides the counterparty with the choice of net cash settlement or settlement in shares, Subtopic ASC 815-40-25 assumes net cash settlement.
b.	If the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC 815-40-25 assumes settlement in shares.

Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.

U.S. Securities and Exchange Commission

June 7, 2023

For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met).

These conditions are intended to identify situations in which net cash settlement could be forced upon the issuer by investors or in any other circumstance, regardless of likelihood, except for (1) liquidation of the company or (2) a change in control in which the company’s shareholders also receive cash. Please note that Denali has not yet adopted the guidance in ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). The criteria in 815-40-25-10 is analyzed as follows:

Share-settlement Criteria	Warrant Agreement Provision	Application to Warrants
a. Settlement permitted in unregistered shares

Issuance of Ordinary Shares on Exercise (3.3.2)

This provision provides an option for Denali to disallow any exercise of warrants if there is no effective registration statement in place and it clearly states that there is no net cash settlement in any event.

Yes. While the warrants require delivery of registered shares, Denali identified the following exception that allows it to legally be able to deliver shares.

Exception #1 – Section 815-40-25-14 assumed net cash settlement if the company is required to deliver registered shares AND if (i) the instrument does not specify if net cash settlement would be permitted, and (ii) the instrument does not specify how the contract would be settled if the company is unable to deliver registered shares. Condition (i) and (ii) are not met because they are addressed within Section 3.3.2.

b. Entity has sufficient authorized and unissued shares	Valid Issuance (3.3.3) The provision stipulates that all Class A ordinary shares issuable upon exercise shall be validly issued, fully paid and non-assessable.	Yes. 200 million shares authorized; 510,000 Class A shares issued and outstanding, excluding 8,250,000 Class A ordinary shares subject to possible redemption, and 8,760,000 Class A shares potentially issuable.

U.S. Securities and Exchange Commission

June 7, 2023

c. Contract contains an explicit share limit	Each whole Warrant entitles the holder thereof to purchase one Class A ordinary share of the Company, par value $0.0001 per share (“Ordinary Shares”), for $11.50 per share.	Yes. Each Warrant is for a set number of shares.
d. No required cash payment if entity fails to timely file	Registration of Common stock; Cashless Exercise at Company’s Option (7.4) This provision provides for “best effort” to file a new registration statement.	Yes. The Warrant does not require a cash payment if the entity does not timely file.
e. No cash-settled top-off or make-whole provisions	No provision for the same	Yes. There are no provisions in the contract that provides for top-off, make-whole, or similar cash settlement.
f. No counterparty rights rank higher than shareholder rights

Replacement of Securities upon Reorganization, etc. (4.5)

This provision provides that in the event of a reclassification or reorganization, merger or consolidation, or sale of the assets of Denali, that the warrant holder would be entitled to settlement in the same form of consideration payable to all holders of Class A ordinary shares in the event of a reorganization, consolidation, change of control, or similar event, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event.

Yes. The fair value of the consideration received is the same as would have been received had the holder of the Warrants exercised the Warrants for Class A ordinary shares and participated in the transaction. This provision provides for a potential scenario whereby the company would have to net cash settle the warrants. However, in accordance with the exception in ASC 815-40-25-8, equity classification is not precluded by such net cash settlement as the holder is permitted to receive the kind and amount of consideration to which it would have been entitled had the Warrant been exercised for share.

There is no other provision in the contract that indicates the counterparty has rights that rank higher than those of a shareholder of the shares underlying the warrants.

g. No collateral required	No provision for the same	Yes. There is no requirement in the contract to post collateral at any point or for any reason.

Based on the above analysis, Denali concluded that the Warrants should be classified within shareholders’ equity.

U.S. Securities and Exchange Commission

June 7, 2023

Note 2 - Class A Ordinary Shares Subject to Redemption, page F-15

50.	Please explain to us where the proceeds allocated to Public Warrants of $9,973,401 is recorded in your financial statements.

Response: The Company acknowledges the Staff’s comment and advises the Staff that because the Public Warrants are accounted for as equity-classified instruments, the relative fair value method was used to initially allocate the proceeds. A portion of the proceeds was allocated based on the proportion of the Public Warrant’s fair value to the sum of the fair values of all the instruments covered in the allocation. This allocation of proceeds was recorded in additional paid-in capital. Further, the additional paid-in capital balance is zero on the balance sheet due to, among other factors, allocation of deferred offering costs to additional paid-in capital on the date of Initial Public Offering bringing the account balance to negative, which then, was reclassified to accumulated deficit, thereby reducing the balance to zero. The below table illustrates the foregoing description of the allocation of proceeds:

Description	Temporary Equity	Additional Paid-in Capital	Accumulated Deficit	Total
Opening Balance of Class B ordinary shares (excluding forfeiture)	-	24,794	-	24,794
IPO Proceeds allocation	72,526,599	9,973,401	-	82,500,000
Proceeds from Private Placement ($51 included in Common Stock)	-	5,099,949		5,100,000
Allocation of offering costs	(4,488,135)	(617,180)	-	(5,105,315)
	68,038,464	14,480,964	-	82,519,479
Accretion of carrying value to redemption value (as the value of APIC becomes negative, hence balance considered in accumulated deficit)	16,111,536	(14,480,964)	(1,630,572)	-
Subsequent measurement of Class A ordinary shares subject to possible redemption (interest earned on trust account)	2,134,246	-	(2,134,246)	-
Class A ordinary shares subject to possible redemption	86,284,246	0

The difference between gross proceeds of $82.5 million and the initial measurement of the Class A ordinary shares subject to possible redemption of $72.5 million is the proceeds allocated to the Warrants of $9.9 million. The $9.9 million is based on the fair value of the Warrant included within the Unit. The initial measurement value of $72.5 million for the Class A ordinary shares has been taken out of the gross proceeds and accounted for under Temporary Equity.

U.S. Securities and Exchange Commission

June 7, 2023

Aegeria Soft Tissue LLC Financial Statements
Note 7 - Commitments and Contingencies, page F-47

51.	Please revise to disclose all significant terms of the JHU License Agreement, including milestone fees required upon commercial approval of any product developed from the licensed technology and required payments upon reaching agreed upon sales milestones.

Response: The Company acknowledges the Staff’s comment and has made changes on page F-86.

Novokera LLC Financial Statements
Note 1 - Organization and Description of Business, page F-74

52.	We note that Novokera LLC was formed November 10, 2021. Please explain to us why you have not included financial statements as of December 31, 2021 and for the period ended December 31, 2021. Refer to the requirements of Article 3 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that while Novokera LLC (“Novokera”) was formed on November 10, 2021, Novokera did not commence operations during the period November 10, 2021 to December 31, 2021. Novokera was formed to acquire certain assets and continue the development of the biosynthetic cornea for transplant and the development of the implantable lens, the latter of which is the primary operations of Novokera. For the period ended December 31, 2021, Novokera had yet to generate any revenues and incurred expenses $15,641 which is presented as the opening accumulated deficit balance in the statement of changes in member’s deficit for the year ended December 31, 2022.

The Company advises the Staff that the $15,641 costs incurred during the period ended December 31, 2021 were legal formation costs and preliminary legal costs associated with negotiating an asset acquisition that did not occur until April 2022. The Company respectfully submits that, because Novokera did not commence operations during the period ended December 31, 2021, Novokera’s financial statements for such period are not material to an understanding of the future operations of Novokera. The Company therefore believes that such financial statements are not meaningful and respectfully submits that they may be excluded.

U.S. Securities and Exchange Commission

June 7, 2023

General

53.	To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please revise to include a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that none of the Company’s officers or directors are located in China or Hong Kong.

54.	We note that Denali Capital Acquisition Corp. filed a Form 8-K on April 12, 2023 in which it discloses that it "deposited into the Company's trust account an aggregate of $825,000 to extend the period of time the Company has to consummate its initial business combination by an additional three months, from the current deadline of April 11, 2023 to July 11, 2023." It also states that "[t]his is the first of the two three-month extensions permitted under the Company's governing documents." Please revise your disclosure throughout the registration statement in the next amendment to reflect that the deadline has been extended to July 11, 2023 and to clarify that this is the first of two three-month extensions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout Amendment No. 1.

55.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Sponsor is not controlled by a non-U.S. person. However, FutureTech Capital, LLC (“FutureTech Capital”), one of the members of the Sponsor, is controlled by a non-U.S. citizen. FutureTech Capital holds only an economic interest in the Sponsor and has no voting or control rights. The Company has included a risk factor on page 44 of Amendment No. 1 to address risks that may arise as a result of this membership interest

U.S. Securities and Exchange Commission

June 7, 2023

If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (212) 839-5430.

Sincerely,

/s/ David Ni
David Ni
Sidley Austin LLP

cc:	Jiandong (Peter) Xu, Denali SPAC Holdco, Inc. Joshua G. Duclos, Sidley Austin LLP Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP Erin Reeves McGinnis, Nelson Mullins Riley & Scarborough LLP